BUFFALO BRAID BAR LLC

OPERATING AGREEMENT

This Operating Agreement (the "Agreement") is made as of this _10____ day of May, 2019.

R E C I T A L S :

WHEREAS, the undersigned desires to organize and operate a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the Company shall be operated in accordance with the following:

Defined Terms.

All capitalized terms in this Agreement shall have the meaning specified in Section 11 of this Agreement. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

Formation and Name: Purpose; Term.

Organization. The undersigned hereby organizes a limited liability company pursuant to the Law and the provisions of this Agreement, and has caused the Articles of Organization to be prepared, executed, and filed with the New York State Department of State on May 10, 2019.

Name of the Company. The name of the Company shall be Buffalo Braid Bar LLC. The Company may do business under that name and under any other name or names which the Manager selects. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file a certificate with the Department of State as required by General Business Law Section 130.

Purpose. The Company has been formed for the purpose of engaging in any lawful business under Law. The Company may engage in any and all other activities as may be necessary, incidental, or convenient to carry out the business of the Company as contemplated by this Agreement and transact any other business for which a limited liability company may be authorized to conduct under law.

Term. The term of the Company shall begin upon the filing of the Articles of Organization with the Department of State and shall continue until its existence is terminated pursuant to this Agreement.

Place of Business. The principal office of the Company shall be located at 33 Fairchild Place, Upper, Buffalo, New York 14216, or at such other place as shall be agreed upon from time to time by a Majority in Interest of the Members.

Members' Capital; Capital Accounts.

Initial Capital Contributions. Upon execution of this Agreement, the Members shall contribute to the Company the property set forth in "Schedule A" attached hereto ("the Initial Capital Contributions").

Limit on Withdrawal of Capital; No Interest on Capital. No Member shall be entitled to withdraw any part of his Capital Contribution, or to receive any distributions from the Company, except as provided in Section 4.2 of this Agreement.

Profits, Losses and Cash Flow Distributions.

Profits and Losses. The Members shall share the Net Profits, the Net Losses, and any tax credits arising from the operation of the Company and the Company's business in accordance with their respective Profit Sharing Percentages. The terms "Net Profits" and "Net Losses" shall mean the net profits and net losses (including any depreciation deductions) of the Company as determined for federal income tax purposes.

Distributions of Cash Flow from Operations. The timing and amount of the distributions of cash flow from operations of the Company for each fiscal year of the Company shall be determined by the Manager.

Management.

Management and Control. The management and control of the day-to-day operations and business of the Company shall rest exclusively with the Manager. There shall be one (1) Manager. Initially, the Manager shall be Emmily Bowman, and he shall serve until he resigns or is removed. A Manager of the Company may be removed or replaced at any time with or without cause by a vote or written consent of a Majority in Interest of the Members. Any successor shall be elected by Members having a Majority in Interest. If there is more than one Manager, all decisions and actions by the Managers shall be by action, vote or consent of a majority of the Managers, provided that the Managers may delegate authority to such officers or persons as they may from time to time designate.

Voting Rights and Meetings.

No Annual Meetings. The Company is not required to hold annual meetings. Meetings of the Members shall be held at any time when called pursuant to the terms of this Agreement.

Voting. Except as provided for in this Agreement, all actions or decisions of the Company to be determined at a meeting, shall require the vote and approval of the Members holding the Majority in Interest of the Company who are entitled to vote thereon.

Calling and Place of Meetings. Meetings of the Members may be called by a Manager or by Members holding in aggregate more than 49% of the Profit Sharing Percentages of the Company. Meetings of the Members may be held at any place within or without the County of Erie, New York as determined by the Persons calling such meeting. Members may participate in a meeting by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at the meeting.

   <u>Notice and Adjournment</u>. Notice and adjournments of meetings shall be made in accordance with Section 405 of the Law.

   <u>Waiver of Notice and Consent to a Meeting</u>. Waiver of Notice and Consent to a meeting shall be made in accordance with Section 406 of the Law.

   <u>Quorum</u>. A quorum of Members shall be determined under Section 404 of the Law.

   <u>Proxies</u>. Every Member entitled to vote at a meeting of Members or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be executed in writing by the Member or by his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless it shall have specified therein its duration. Every proxy shall be revocable at the pleasure of the person executing it or of his personal representatives or assigns, except in those cases where an irrevocable proxy is permitted by law.

   <u>Action by Members Without a Meeting</u>. Any action to be taken by the Members without a meeting shall be governed by Section 407 of the Law.

   <u>Voting Agreements</u>. An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Interest held by him shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by him.

   Prohibition Against Encumbrance.

   A Member may not pledge, cause a lien to be placed against, or encumber his Membership Interest in any way.

   Transfer of Membership Interests.

   A Member may not sell, transfer, assign, or otherwise dispose of his Membership Interest, except as provided for in accordance with Article VI of the Law.

   Dissolution and Liquidation.

   <u>Dissolution</u>. The Company shall be dissolved by the agreement of a Majority in Interest of the Members to do so. In the event there is only one Member of the Company, upon the death, bankruptcy, dissolution, expulsion, incapacity, or withdrawal of such Member, such Member's successor shall automatically be admitted as a Member.

   <u>Winding Up Affairs and Distribution of Assets</u>. Upon dissolution of the Company, the Manager shall proceed to wind up the affairs of the Company, liquidate the

remaining property and assets of the Company, and terminate the Company. The proceeds of such liquidation shall be distributed in accordance with Section 704 of the Law.

Miscellaneous Provisions.

<u>Notices</u>. Except as otherwise provided for in this Agreement, any notices called for under this Agreement shall be in writing and shall be deemed adequately given when personally delivered, or mailed or given by other means of written communication, to the party or parties for whom such notices are intended at their respective address as shown in the records of the Company or given by the party to the Company for the purpose of notice. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

<u>Section Headings</u>. The Section Headings in this Agreement are inserted for convenience and identification only and are in no way intended to define or limit the scope, extent or intent of this Agreement or any of the provisions hereof.

<u>Construction</u>. Whenever the singular number is used herein, the same shall include the plural; and the neuter, masculine and feminine genders shall include each other.

<u>Severability</u>. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

<u>Governing Law</u>. This Agreement shall be construed and enforced in accordance with the laws of the State of New York.

<u>Entire Agreement; Amendments</u>. This Agreement constitutes the entire Agreement. Any prior agreements among the parties with respect to the organization or operation of the Company, whether written or oral, are merged herein and shall be of no force or effect. This Agreement cannot be changed, modified or discharged orally but only by an agreement in writing.

<u>Successors and Assigns</u>. Subject in all respects to the limitations on transferability contained herein, this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, administrators, personal representatives, successors and assigns of the respective parties hereto.

<u>Creditors</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any of the creditors of the Company or the Members.

Glossary.

"<u>Agreement</u>" means this Operating Agreement, as amended from time to time.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Company" means the limited liability company formed in accordance with this Agreement.

"Law" means the New York Limited Liability Company Law, as amended from time to time.

"Majority in Interest" shall mean the Members who own a majority of the Profit Sharing Percentages in the Company.

"Manager" or "Managers" shall mean the Person or Persons designated as such pursuant to Section 5.1 of this Agreement.

"Member" means each Person signing this Agreement as a Member and any Person who subsequently is admitted as a Member of the Company.

"Membership Interest" or "Interest" means all of the rights of a Member in the Company set forth in this Agreement.

"Net Profit" and "Net Loss" shall have the meaning ascribed to them in Section 4.1 of this Agreement.

"Profit Sharing Percentage" means the Profit Sharing Percentage for each Member is as set forth on "Schedule A".

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.



Emmily Bowman

"SCHEDULE A"